Exhibit 99.1

WESTWOOD HOLDINGS GROUP, INC. REPORTS FIRST QUARTER 2005 RESULTS AND DECLARES
                              QUARTERLY DIVIDEND

    DALLAS, April 26 /PRNewswire-FirstCall/ -- Westwood Holdings Group, Inc. (NYSE: WHG) today reported 2005 first quarter revenues of $5.1 million, net income of $875,000, and earnings per diluted share of $0.16. This compares to revenues of $5.0 million, net income of $1.1 million and earnings per diluted share of $0.21 in the first quarter of 2004.

    Total expenses for the 2005 first quarter were $3.7 million compared to $3.2 million for the 2004 first quarter, an increase of approximately $447,000. Employee compensation and benefits costs increased by approximately $261,000 compared to the 2004 first quarter, primarily due to higher restricted stock expense as a result of our continued efforts to build the firm for future growth. Professional services costs increased by approximately $95,000 primarily as a result of higher professional fees related to Sarbanes-Oxley compliance as well as higher subadvisory fees due to the engagement in the 2004 second quarter of a subadvisor for growth portfolios at Westwood Trust as well as increased assets under management at Westwood Trust. General and administrative costs increased by approximately $96,000, primarily as a result of higher rent and depreciation expense due to our relocation to new office space in June 2004.

    Assets under management were $4.1 billion as of March 31, 2005, an increase of 5.2% compared to $3.9 billion on March 31, 2004. Average assets under management for the first quarter of 2005 were $4.0 billion, an increase of 3.1% compared with the first quarter of 2004. The increase in period ending assets under management was principally attributable to market appreciation of assets under management as well as inflows from new clients, partially offset by the withdrawal of assets by certain clients.

    Westwood also announced today that its Board of Directors has approved the payment of a quarterly cash dividend of $0.08 per common share, payable on July 1, 2005 to stockholders of record on June 15, 2005.

    Susan M. Byrne, Westwood's founder and Chief Executive Officer commented, "This quarter witnessed continued strong performance by our product teams. We are especially pleased to have delivered positive rates of return for our clients in a difficult first quarter for the major financial markets."

    Brian O. Casey, Westwood's President and Chief Operating Officer added, "In the first quarter Westwood Trust continued to gain new customers, which reinforces our belief that we have developed a compelling offering of excellent, cost-advantaged products combined with attentive client service. We are also seeing increased search activity from the institutional marketplace for our SMidCap Value product and hope to see asset growth in the year ahead."

    About Westwood

    Westwood Holdings Group, Inc. manages investment assets and provides services for its clients through two subsidiaries, Westwood Management Corp. and Westwood Trust. Westwood Management Corp. is a registered investment advisor and provides investment advisory services to corporate pension funds, public retirement plans, endowments and foundations, mutual funds and clients of Westwood Trust. Westwood Trust provides, to institutions and high net worth individuals, trust and custodial services and participation in common trust funds that it sponsors. Westwood Holdings Group, Inc. trades on the New York Stock Exchange under the symbol "WHG". For more information, please visit the Company's website at http://www.westwoodgroup.com .

    Note on Forward-looking Statements

    Statements that are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth and profitability, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," "should," "could," "goal," "target," "designed," "on track," "continue," "comfortable with," "optimistic," "look forward to" and other similar expressions, constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include the risks and uncertainties referenced in our documents filed with, or furnished to, the Securities and Exchange Commission, including without limitation those identified under the caption "Forward-Looking Statements and Risk Factors" in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward- looking statements.

                 WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENTS OF INCOME
                    (in thousands, except per share amounts)
                                   (unaudited)

                                                    Three months ended March 31,
                                                   -----------------------------
                                                       2005            2004
                                                   -------------   -------------
    REVENUES:
      Advisory fees                                $       3,191   $       3,420
      Trust fees                                           1,703           1,452
      Other revenues                                         188             171
       Total revenues                                      5,082           5,043

    EXPENSES:
      Employee compensation and benefits                   2,598           2,337
      Sales and marketing                                     82             100
      Information technology                                 185             172
      Professional services                                  319             224
      General and administrative                             477             381
       Total expenses                                      3,661           3,214
    Income before income taxes                             1,421           1,829
    Provision for income taxes                               546             712
    Net income                                     $         875   $       1,117

    Earnings per share:
      Basic                                        $        0.16   $        0.21
      Diluted                                      $        0.16   $        0.21

                 WESTWOOD HOLDINGS GROUP, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                   As of March 31, 2005 and December 31, 2004
               (in thousands, except par values and share amounts)
                                   (unaudited)

                                                                March 31,      December 31,
                                                                  2005             2004
                                                              -------------    -------------
                                ASSETS
    Current Assets:
      Cash and cash equivalents                               $       1,542    $         720
      Accounts receivable                                             2,019            1,832
      Investments, at market value                                   16,845           18,632
      Other current assets                                              364              414
        Total current assets                                         20,770           21,598
      Goodwill                                                        2,302            2,302
      Deferred income taxes                                             673              517
      Property and equipment, net of
       accumulated depreciation of $317 and $250                      1,787            1,860
        Total assets                                          $      25,532    $      26,277

                LIABILITIES AND STOCKHOLDERS' EQUITY
    Current Liabilities:
      Accounts payable and accrued liabilities                $         524    $         629
      Dividends payable                                                 460              460
      Compensation and benefits payable                                 764            2,703
      Income taxes payable                                              452               --
      Other current liabilities                                           6               17
        Total current liabilities                                     2,206            3,809
    Deferred rent                                                       788              805
        Total liabilities                                             2,994            4,614

    Stockholders' Equity:
      Common stock, $0.01 par value,
       authorized 10,000,000 shares, issued and
       outstanding 5,746,897 shares at March 31, 2005;
       issued and outstanding 5,754,147 shares at
       December 31, 2004                                                 58               58
      Additional paid-in capital                                     16,897           16,962
      Unamortized stock compensation                                 (4,296)          (4,821)
      Retained earnings                                               9,879            9,464
        Total stockholders' equity                                   22,538           21,663
    Total liabilities and stockholders' equity                $      25,532    $      26,277

     CONTACT:  Investor Relations
               214-756-6900

SOURCE  Westwood Holdings Group, Inc.
    -0-                             04/26/2005
    /CONTACT:  Bill Hardcastle of Westwood Holdings Group, Inc.,
+1-214-756-6900/
    /Web site:  http://www.westwoodgroup.com /